

December 15, 2015

<u>Via Email</u>
Maurice B. Tosé
President and Chief Executive Officer
TeleCommunication Systems, Inc.
275 West Street
Annapolis, Maryland 21401

> **Re: TeleCommunication Systems, Inc.**
> **Schedule 14D-9**
> **Filed December 7, 2015**
> **File No. 005-61015**

Dear Mr. Tosé:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. Where you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments.

<u>Merger Agreement, page 3</u>

1. We note disclosure that the merger agreement and description thereof are not intended to provide any other factual information about TCS or Comtech or their respective subsidiaries or affiliates or stockholders and that the representations, warranties and covenants were made only for purposes of the merger agreement and were solely for the benefit of the parties to the merger agreement. Please revise to remove any implication that the agreement does not constitute public disclosure under the federal securities laws.

<u>Certain Projections, page 29</u>

2. This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G.

<u>Opinion of the Company's Financial Advisor, page 22</u>

3. We note the disclaimer that "Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based." While it may be acceptable to include qualifying language, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David L. Orlic, Special Counsel, at (202) 551-3503 or me at (202) 551-3203 with any questions.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions

cc: Kenneth L. Henderson
        Tara Newell
        Bryan Cave LLP